SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                        UNITED STATES FILTER CORPORATION
                    ________________________________________
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
                   ___________________________________________
                         (Title of Class of Securities)

                                    911843209
                                 ______________
                                 (CUSIP Number)

                             Michael D. Weiner, Esq.
                              Apollo Advisors, L.P.
                      1999 Avenue of the Stars, Suite 1900
                          Los Angeles, California 90067
                                 (310) 201-4100
                    ________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 22, 1999
                        _________________________________
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 26 Pages
                              Exhibit Index: Page 6


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                                                              Page 2 of 26 Pages

                                  SCHEDULE 13D

CUSIP No. 911843209


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  APOLLO INVESTMENT FUND, L.P.
                  223064907

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [x]
                                                     b.  [ ]

3        SEC Use Only

4        Source of Funds*

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                             6,877,805
   Shares
Beneficially               8        Shared Voting Power
  Owned By                              13,752,859
    Each
  Reporting                9        Sole Dispositive Power
   Person                               6,877,805
    With
                           10       Shared Dispositive Power
                                        13,752,859

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        13,752,859

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    8.7%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 26 Pages

                                  SCHEDULE 13D

CUSIP No. 911843209


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  LION ADVISORS, L.P.
                  133582974

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [x]
                                                     b.  [ ]

3        SEC Use Only

4        Source of Funds*

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                             6,875,054
   Shares
Beneficially               8        Shared Voting Power
  Owned By                              13,752,859
   Each
  Reporting                9        Sole Dispositive Power
   Person                               6,875,054
    With
                           10       Shared Dispositive Power
                                        13,752,859

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        13,752,859

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    8.7%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 26 Pages

                  This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of United States Filter Corporation, a Delaware corporation (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D dated June 23, 1998 filed by the Reporting Persons (the "Initial Statement"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 4.  Purpose of Transaction.

                  On March 22, 1999, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Vivendi ("Vivendi") and EAU Acquisition Corp., a subsidiary of Vivendi. In connection with the Merger Agreement, each of AIF and Lion entered into a Support Agreement (collectively, the "Support Agreements"), dated as of March 22, 1999, with Vivendi. Pursuant to the Support Agreements, each of AIF and Lion agreed, subject to the provisions therein, to, among other things, tender the Shares beneficially owned by them into the tender offer contemplated by the Merger Agreement, to vote the Shares beneficially owned by them, among other things, against actions that would impede the merger contemplated by the Merger Agreement, and to grant a proxy with respect to certain matters to Vivendi.

                  The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreement between Vivendi and AIF (attached as Exhibit A to this Amendment No. 1) and the Support Agreement between Vivendi and Lion (attached as Exhibit B to this Amendment No.1), which are incorporated herein by reference. Reference is also made to the Merger Agreement, which is incorporated herein by reference as Exhibit C to this Amendment No. 1.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

                  A. Support Agreement, dated as of March 22, 1999, between Vivendi and Apollo Investment Fund, L.P.

                  B. Support Agreement, dated as of March 22, 1999, between Vivendi and Lion Advisors, L.P.

                  C. Agreement and Plan of Merger, dated as of March 22, 1999, among Vivendi, EAU Acquisition Corp. and United States Filter Corporation (filed as Exhibit 2.01 to the Issuer's Form 8-K (Commission File Number 1-10728) and incorporated herein by reference).

                                                              Page 5 of 26 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 25, 1999

                                 APOLLO INVESTMENT FUND, L.P.

                                 By: Apollo Advisors, L.P.,
                                     its General Partner,

                                     By: Apollo Capital Management, Inc.,
                                         its General Partner


                                         By:  /S/ MICHAEL D. WEINER
                                              ----------------------------------
                                              Name:   Michael D. Weiner
                                              Title:  Vice President,
                                                      Apollo Capital Management,
                                                      Inc.


                                 LION ADVISORS, L.P.

                                 By: Lion Capital Management, Inc.,
                                     its General Partner


                                     By: /S/ MICHAEL D. WEINER
                                         ---------------------------------------
                                         Name:    Michael D. Weiner
                                         Title:   Vice President,
                                                  Lion Capital Management, Inc.

                                                              Page 6 of 26 Pages


                                INDEX OF EXHIBITS

                                                                        Page No.
                                                                        --------

A.          Support  Agreement,  dated  as  of  March  22,  1999,
            between Vivendi and Apollo Investment Fund, L.P......              7

B.          Support  Agreement,  dated  as  of  March  22,  1999,
            between Vivendi and Lion Advisors, L.P...............             17

C. Agreement and Plan of Merger, dated as of March 22, 1999, among Vivendi, EAU Acquisition Corp. and United States Filter Corporation (filed as Exhibit 2.01 to the Issuer's Form 8-K (Commission File Number 1-10728) and incorporated herein by reference).